                                                                   EXHIBIT 99.01

                   OPERATIONS AND MANAGEMENT AFTER THE MERGER

POST-MERGER OPERATIONS

     Vencor and Hillhaven believe that the Merger presents a unique strategic opportunity to form one of the nation's largest providers of healthcare services primarily focusing on the needs of the elderly. After the Merger, Vencor will have pro forma 1994 revenues of approximately $2.09 billion and pro forma 1994 net income before extraordinary charges of approximately $89 million. Because of the resulting increase in size and range of services which Vencor and Hillhaven will be able to provide, Vencor and Hillhaven managements believe the combined company will be able to recognize both revenue and cost-saving synergies that will position it for a leadership role in the rapidly changing U.S. healthcare industry.

     After the Merger, Vencor will have operations in 38 states, which contain approximately 80% of the nation's population. Vencor's post-Merger operations will include 35 long-term intensive care hospitals and 311 nursing centers with more than 42,000 beds, 55 retail and institutional pharmacy outlets and 23 retirement housing communities with approximately 3,000 apartments. The healthcare services which will be provided through this network of facilities will include long-term intensive hospital care, long-term nursing care, contract respiratory therapy services, acute cardiopulmonary care, subacute and post-operative care, inpatient and outpatient rehabilitation therapy, specialized care for Alzheimer's disease, hospice care, pharmacy services and retirement and assisted living. In addition, through contracts with approximately 1,700 non-affiliated nursing and subacute centers, the combined companies will provide a broad array of respiratory, physical, occupational and speech therapy and subacute services.

  Projected Increased Revenues; Synergies

     Vencor management believes that, as a result of the Merger, Vencor's revenues will be increased by approximately $100 million annually by 1997 as compared to the revenues that Vencor and Hillhaven would have separately earned in that year. These increased revenues are expected to be achieved through the cross-marketing of a broad array of contract services to non-affiliated nursing and subacute care centers, as more fully described below, as well as cross-referrals of long-term patients. Management of Vencor is unable to project at this time the amount of net income, if any, that would be attributable to the $100 million in revenue. The effect on net income will depend upon profit margins in effect at that time.

     Of Hillhaven's 311 nursing centers, approximately 65% of such nursing centers are in states where Vencor operates hospitals and approximately 25% of such nursing centers are within 50 miles of a Vencor hospital. Having both long-term care hospitals and nursing centers within such close proximity will facilitate the referral of patients within the combined Vencor-Hillhaven network. Many of Vencor's patients are discharged into nursing centers when their condition has improved sufficiently to require a continuous, but less acute, level of care. Conversely, patients in nursing centers may be admitted to long-term care hospitals when their condition requires a more acute level of care.

     On August 7, 1995, Vencor's Vencare division had contracts to provide respiratory care services and supplies to approximately 1,200 nursing centers and subacute care services to approximately 34 nursing centers and hospitals. The Merger will enable Vencare to provide physical, occupational and speech therapy services to such nursing centers in addition to respiratory therapy services. Hillhaven operates 311 nursing centers and has contracts to provide rehabilitation therapy management services to an additional 557 nursing centers. The Merger will enable Vencor to provide respiratory care services and supplies to these 868 nursing centers in addition to the services already provided by Hillhaven. This benefit may be offset to some extent by concerns by non-Hillhaven nursing centers about procuring services from Vencor after the Merger. Certain nursing centers which currently obtain services from Vencor may choose not to obtain services from a company which owns competing nursing centers.

     Management of Vencor believes that Vencor will be able to achieve revenue growth of 20% per year (including revenue increases expected to result from the Merger as described above) and net income and net income per share growth of 25% per year for the two years following the Merger (not including transaction costs and restructuring charges) assuming the continued growth of each company's current operations, the further implementation of Vencor's strategy to develop long-term care networks through expansion of products and services, the realization of projected revenue and cost synergies resulting from the Merger and greater operational efficiencies resulting from implementation of the Ventech ProTouch(TM) clinical information system in Vencor and Hillhaven facilities. Many factors outside Vencor's control, including competitive factors, changes in government regulation or reimbursement policies and unanticipated expenses arising out of the combination of Vencor and Hillhaven, could cause these expectations to be materially inaccurate and there can be no assurance as to any future financial results. In addition, although the foregoing forecasts represent management's good faith assessment of Vencor's future performance, they were not prepared with a view toward compliance with the Commission's policy on projections. Vencor does not presently intend to update publicly the foregoing forecasts or provide similar forecasts in the future.

  Projected Cost Savings

     After the Merger, Vencor expects to realize annual cost savings of approximately $15 million (before taxes) by 1997. These cost savings would be achieved through elimination of duplicate corporate services and functions, improved purchasing and reduced financing costs. The managements of Vencor and Hillhaven also expect to realize additional cost savings through implementation of Vencor's Ventech clinical information system in the Hillhaven nursing centers. This ProTouch(TM) system, which is now operating in a majority of the Vencor hospitals, has resulted in increased productivity and decreased labor costs. It is expected that similar results can be realized when the system is installed in the Hillhaven nursing centers. These additional savings related to the implementation of the Ventech system are expected to reach approximately $15 million (before taxes) annually by 1998.

     It is expected that transaction costs of approximately $50 million will be incurred in connection with the Merger. Such transaction costs are expected to exceed the first year's cost savings. See Note 5 to the "Unaudited Pro Forma Condensed Combined Financial Information." Vencor and Hillhaven have not yet completed their plans for combining the companies and therefore have not determined the restructuring charges to be incurred in connection with the Merger.

     Because the markets in which Vencor and Hillhaven operate are highly competitive and because of the inherent uncertainties associated with merging two large companies, there can be no assurance that the combined entity will be able to realize fully the revenue synergies and cost savings which Vencor and Hillhaven currently expect to realize as a result of the Merger or that such revenue synergies and cost savings will be realized at the times currently anticipated. Further, there can be no assurance that cost savings which are realized will not be offset by losses in revenues or other charges to earnings.

POST-MERGER CAPITALIZATION

  Debt Tender and Consent Solicitation

     In connection with the Merger, Vencor and Hillhaven expect to make a joint tender offer (the "Debt Tender") to purchase for cash, subject to certain terms and conditions, any and all of the 10 1/8% Senior Subordinated Notes due 2001 of Hillhaven (the "Notes"). The Notes have an aggregate outstanding principal amount of approximately $175 million. The principal purpose of the Debt Tender is to adjust or reduce Vencor's aggregate interest expense by replacing the higher interest costs associated with the Notes with lower interest costs associated with the Credit Facility (as defined herein). The consummation of the Debt Tender would be conditioned upon the occurrence of the Merger, although the consummation of the Debt Tender is not a condition to the Merger. Any Notes that are not tendered pursuant to the Debt Tender would remain outstanding and become obligations of Vencor. In connection with the Debt Tender, Vencor and Hillhaven would also solicit consents from the holders of the Notes (the "Consent Solicitation") to, among other things, eliminate or modify certain restrictive covenants (the "Proposed Amendments") in the Indenture pursuant to which the Notes are outstanding (the "Indenture"). To effect the Proposed Amendments, the Indenture requires, and consummation of the Debt Tender would be conditioned upon the receipt of, the affirmative consent of the holders of at least a majority of the aggregate principal amount of the Notes outstanding (the "Requisite Consents"), although receipt of the Requisite Consents is not a condition to the Merger. The principal purpose of the Consent Solicitation is to modify or eliminate certain restrictive covenants and to make conforming amendments to certain event of default provisions contained in the Indenture to provide Vencor with additional operating flexibility following the Merger.

  Redemption of Convertible Securities

     Vencor's 6.0% Convertible Subordinated Notes (the "6.0% Notes") become redeemable on October 15, 1995 and Vencor presently expects to redeem the 6.0% Notes on such date. Hillhaven's 7.75% Convertible Debentures (the "7.75% Debentures") become redeemable on November 1, 1995 and, assuming consummation of the Merger, Vencor expects to redeem the 7.75% Debentures on such date. As of June 30, 1995, there were approximately $115 million principal amount of 6% Notes outstanding and as of June 30, 1995, there were approximately $75 million principal amount of 7.75% Debentures outstanding. Because these securities are convertible into common stock having a market price in excess of their respective redemption prices, Vencor expects that substantially all of these securities will be converted into common stock.

  Credit Facility

     Concurrently with the consummation of the Merger, Vencor expects to enter into a senior credit facility (the "Credit Facility"), which will have a maturity of five and one-half years. Although the terms of the Credit Facility have not yet been finalized, it is presently expected to consist of a $400 million amortizing term loan facility and a $600 million revolving credit facility, including a letter of credit option not to exceed $150 million. It is anticipated that loans under the Credit Facility will bear interest, at Vencor's option, at either (i) a base rate based on NationsBank's prime rate or the daily federal funds rate, (ii) a LIBOR rate or (iii) a CD rate. It is expected that Vencor's obligations under the Credit Facility will be secured by a first priority lien on the capital stock of Vencor's present and future principal subsidiaries and all intercompany indebtedness owed to Vencor by its subsidiaries (collectively, the "Collateral") and that the Collateral will automatically be released upon Vencor achieving investment grade ratings from both Standard & Poors and Moody's. It is also contemplated that the Credit Facility will contain various affirmative, negative and financial covenants. The Credit Facility will be conditioned upon, among other things, consummation of the Merger.

     Vencor expects to use the Credit Facility to, among other things, (i) refinance the existing bank credit facilities of Vencor and Hillhaven, (ii) finance the Debt Tender and the Consent Solicitation, (iii) satisfy the obligation to pay the merger consideration in respect of the Hillhaven Preferred Stock pursuant to the Merger and (iv) additionally repay approximately $63 million in principal amount of Hillhaven's total outstanding indebtedness of approximately $660 million. At July 1, 1995, the principal balance outstanding under each of the existing Vencor bank credit facility and the Hillhaven bank credit facility was approximately $28.5 million and $166 million, respectively (excluding outstanding letters of credit in the approximate aggregate amount of $500,000 and $116 million, respectively).

     Although the amount of the after-tax loss that would be incurred by Vencor in connection with the Debt Tender and the replacement of the existing Vencor and Hillhaven bank credit facilities is contingent upon various market conditions at the time of the transactions, Vencor anticipates that such after-tax loss may approximate $18 million (consisting primarily of the writeoff of capitalized debt costs and the payment of amounts in excess of the net carrying value of certain long-term debt).

DIRECTORS AFTER THE MERGER

     As provided in the Merger Agreement, Vencor must take all actions necessary to cause the number of directors comprising the full Vencor Board at the Effective Time to be increased so that three persons selected prior to the Effective Time by Hillhaven's Board can be appointed to the Vencor Board to have terms expiring at the Vencor Annual Meeting of Stockholders to be held in 1996. The three persons to be added to the Vencor Board will be selected by the Hillhaven Board from among the present directors of Hillhaven, two of whom will be neither officers of Hillhaven nor designees of any affiliate of Hillhaven and the third of whom shall be Bruce L. Busby, the Chairman and Chief Executive Officer of Hillhaven (the "Hillhaven Designated Directors"). Vencor has also agreed to cause the Hillhaven Designated Directors to be nominated for election to the Vencor Board at the Vencor Annual Meeting of Stockholders to be held in 1996. In addition to Mr. Busby, Hillhaven has advised Vencor that Walter
F. Beran and Jack O. Vance will be selected for service on the Vencor Board. Biographical information with respect to the current directors of Vencor and the Hillhaven Designated Directors is set forth below.

  Vencor Board

     William C. Ballard Jr. (age 54) has been a director of Vencor since 1988. From 1981 to 1992, he served as Executive Vice President -- Finance and Administration of Humana Inc., a provider of healthcare services. Since 1992, Mr. Ballard has been of counsel to the law firm of Greenebaum Doll & McDonald. Mr. Ballard is a director of Mid-America Bancorp, United Healthcare Corp., LG&E Energy Corp., American Safety Razor Inc., and Arjo AB (a medical products manufacturer).

     Michael R. Barr (age 46), a founder of Vencor, physical therapist and certified respiratory therapist, has served as Vice President, Operations and a director of Vencor since 1985. Mr. Barr is a director of Colorado MEDtech, Inc., a medical products and equipment company.

     Donna R. Ecton (age 48) has served as a director of Vencor since 1992. She has been a business consultant since 1994. From 1991 to 1994, she was President and Chief Executive Officer of Van Houten North America, Inc. and Andes Candies Inc., a confectionery products business. From 1989 to 1991, she was Senior Vice President of Nutri/System, Inc., a weight loss business. Ms. Ecton is a director of Barnes Group, Inc., a diversified manufacturing, aerospace and distribution company, PETsMART, Inc., a pet supplies retailer, Tandy Corporation and H&R Block, Inc.

     Greg D. Hudson (age 47) has served as a director of Vencor since 1991. He has been President of Hudson Chevrolet-Oldsmobile, Inc. since 1988.

     William H. Lomicka (age 58) has served as a director of Vencor since 1987. Since 1989, he has served as President of Mayfair Capital Inc., a private investment firm. Mr. Lomicka serves as a director of Regal Cinemas Inc., a regional motion picture exhibitor, the Regent Group and Advocat, Inc., an operator of nursing facilities and retirement centers.

     W. Bruce Lunsford (age 47), a founder of Vencor, certified public accountant and attorney, has served as Chairman of the Board, President and Chief Executive Officer of Vencor since Vencor commenced operations in 1985. Mr. Lunsford is a director of Churchill Downs Incorporated and Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services.

     W. Earl Reed, III (age 43), a certified public accountant, has served as a director and Vice President, Finance and Development of Vencor since 1987.

     R. Gene Smith (age 60), a founder of Vencor, has served as a director of Vencor since 1985 and Vice Chairman of the Board since 1987. From 1988 to 1994, Mr. Smith was Chairman of the Board and President of Commonwealth Investment Group, Inc., a holding company for a broker-dealer firm and an investment advisor firm. Since 1988, Mr. Smith has been Chairman of the Board of Taco Tico, Inc., an operator of Mexican fast food restaurants. Since 1993, Mr. Smith has been Managing and General Partner of Direct Programming Services, a digital satellite system company.

  Hillhaven Designated Directors

     Bruce L. Busby (age 51) has served as a director and the Chief Executive Officer of Hillhaven since 1991 and Chairman of Hillhaven since September 1993. From 1988 to 1991, Mr. Busby was Chief Executive Officer and President of the Venture Development Group of National Medical Enterprises, Inc.

     Walter F. Beran (age 69) has served as a director of Hillhaven since December 1989. Since September 1986, Mr. Beran has served as Chairman of the Pacific Alliance Group, a merger and acquisition services firm. Previously, Mr. Beran served as Vice Chairman and Western Regional Managing Partner of the accounting firm of Ernst & Whinney (now Ernst & Young) from 1971 until his retirement in September 1986. Mr. Beran also serves as a director of Arco Chemical Company, Pacific Scientific Company and Fleetwood Enterprises, Inc.

     Jack O. Vance (age 70) has served as a director of Hillhaven since December 1989. From 1960 to 1990, Mr. Vance served as a director of McKinsey & Company, Inc., a management consulting firm. In 1990, Mr. Vance formed Management Research, Inc., where he has since served as managing director. Mr. Vance is a director of ESCORP, F.C.G. Enterprises, Inc., International Rectifier Corp., International Technology Corporation, The Olson Company, SEMTECH and University Restaurant Group.

EXECUTIVE OFFICERS AFTER THE MERGER

     Each of the executive officers, including the chief executive officer and the other senior executives of Vencor, is expected to continue as an executive of Vencor after the Merger. In addition, Mr. Busby is expected to serve as President of the newly formed nursing center division of Vencor after the Merger. The management of Vencor also expects that after the Merger other Hillhaven executives will assume significant executive roles in Vencor and its subsidiaries. Each of Vencor's executive officers serves at the discretion of the Vencor Board of Directors.

POST-MERGER DIVIDEND POLICY

     Vencor does not pay dividends on outstanding shares of Vencor Common Stock and does not expect to pay dividends on outstanding shares of Vencor Common Stock for the foreseeable future.